Exhibit 99.1

Perfect World Announces Extraordinary General Meeting of Shareholders

(Beijing China — June 25, 2015) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on July 28, 2015 at 10:00 a.m. (Hong Kong time), at the 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger, dated April 26, 2015 (the “Merger Agreement”), among the Company, Perfect Peony Holding Company Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and beneficially owned by Mr. Michael Yufeng Chi, the Company’s founder and chairman of the board of directors, and Perfect World Merger Company Limited (“Merger Sub”), a wholly owned subsidiary of Parent, and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”). If consummated, the Merger would result in the Company becoming a privately-held company and its American depositary shares (the “ADSs”) would no longer be listed on the NASDAQ Global Selected Market and the ADS program would be terminated. The Company’s board of directors, acting upon the unanimous recommendation of a special committee of the Company’s board of directors composed entirely of independent directors, recommends that the shareholders and ADS holders vote FOR, among other things, the proposal to approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger.

Shareholders of record at the close of business in the Cayman Islands on July 6, 2015 will be entitled to attend and vote at the EGM and any adjournment thereof. The record date for ADS holders entitled to instruct Deutsche Bank Trust Company Americas, the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on June 25, 2015. Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (www.sec.gov). Requests for additional copies of the definitive proxy statement should be directed to MacKenzie Partners, Inc., the Company’s proxy solicitor, at +1 800-322-2885 (toll-free) or +1 212-929-5500. SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the definitive proxy statement and Schedule 13E-3 transaction statement relating to the proposed Merger. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China.  Perfect World primarily develops online games based on proprietary game engines and game development platforms.  Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends.  Perfect World’s current portfolio of self-developed online games includes client-based online PC games: “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Hot Dance Party,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Empire of the Immortals,” “Return of the Condor Heroes,” “Saint Seiya Online,” “Swordsman Online,” “Holy King” and “Legend of the Condor Heroes;” and a number of web games and mobile games, such as “Return of the Condor Heroes,” “Forsaken World,” “CrossGate Mobile,” “Forever Mars,” “Dawn after Dark,” “Swordsman Mobile” and “Saint Seiya Mobile.”  Perfect World has also obtained exclusive rights to operate “DOTA2” in mainland China.  While a majority of the revenues are generated in China, Perfect World operates its games in North America, Europe, Japan, Korea and Southeast Asia through its own subsidiaries.  Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, and the Russian Federation and other Russian speaking territories.  Perfect World intends to continue to explore new and innovative business models and is committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang – Vice President, Capital Market & Corporate Communications

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Jung Chang

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: jchang@christensenir.com